NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

April 6, 2009

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

American Mortgage Acceptance Company

Common Stock, $0.10 par value

7.25% Series A Cumulative Convertible Preferred Shares, no par value

Commission File Number – 001-14583

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, a security of a company that is financially impaired; and Section 1003(c)(3) which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer whenever advice has been received, deemed by the Exchange to be authoritative, that the security is without value.

2.

The Common Stock and 7.25% Series A Cumulative Convertible Preferred Shares (collectively, the “Securities”) of American Mortgage Acceptance Company (the “Company” or “AMC”) does not qualify for continued listing because on October 16, 2008 the  Company filed a Form 8-K with the Commission stating that on October 14, 2008, AMC received notice from JP Morgan Chase & Company (“JP Morgan”) that October 31, 2008 would be the final repurchase date for all of the Company's Commercial Mortgage Backed Securities  (“CMBS”) assets and one mortgage loan (collectively the “Assets”) financed under a repurchase facility originally entered into in May 2007 (the “JP Morgan Facility”) for the purposes of financing investment activity.   The Company went on to say that if it was unable to locate an alternative financing vehicle for the Assets before the JP Morgan facility was terminated, the Assets would be sold prior to October 31, 2008 in order to settle the repurchase facility.

Subsequently, on October 28, 2008 AMC filed a Form 8-K, with the Commission, disclosing that the Company was unable to obtain alternative financing for its credit lines and was forced to sell a total of five CMBS assets to partially repay the amount due under the JP Morgan facility. The losses incurred by the Company in 2008 resulted in its total remaining liabilities exceeding the current value of its total remaining assets.  The Company also disclosed that there could be no assurance that it would be able to continue in operation and if liquidated and wound up in a bankruptcy proceeding or otherwise, claims of shareholders would be subordinate to the claims of creditors and other obligors. Therefore, AMC did not believe there would be any recovery for common shareholders and believed that its common shares were worthless.

3.

In reviewing the eligibility of the Securities for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On November 3, 2008 the Exchange notified AMC that it was not in compliance with certain of the Exchange’s continued listing standards or was subject to removal from listing in accordance with certain of the Exchange’s continued listing requirements, as set forth in Parts 1 and 10 of the Company Guide. In particular, the Company was not in compliance with Sections 1003(a)(iv) and 1003(c)(3) of the Company Guide and was subject to removal pursuant to Section 1002(e) of the Company Guide (the “Staff Determination”). The Company was further notified that due to the nature and severity of the continued listing deficiencies, it was necessary and appropriate, in accordance with commentary .01 to Section 1009 of the Company Guide, to truncate the continued listing evaluation and follow-up procedures as set forth in Section 1009 of the Company Guide and to move to immediately delist the securities from listing and registration on the Exchange (the “Staff Determination”).  The Company was also notified of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (“Panel”) within seven days of the Staff Determination, or by, November 10, 2008.

(b)

The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s securities from listing and/or registration by issuing a press release and posting notice on www.nyse.com/regulation.  Further, a copy of this application has been forwarded to Mr. Donald J. Meyer, Chief Executive Officer of American Mortgage Acceptance Company.

/s/

Janice O’Neill

Senior Vice President – Corporate Compliance

NYSE Regulation, Inc.